

September 20, 2011

<u>Via E-mail</u>
John J. Steele
Chief Financial Officer
Werner Enterprises, Inc.
14507 Frontier Road
Post Office Box 45308
Omaha Nebraska, 68145-0308

      Re: Werner Enterprises, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2010
      Filed on March 1, 2011
      File No. 000-14690

Dear Mr. Steele:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Lyn Shenk

                                Lyn Shenk
                                Branch Chief